                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                          BA MERCHANT SERVICES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                             CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  055239-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                           James W. Kiser, Secretary
            Bank of America National Trust and Savings Association
                       555 California Street, 6th Floor
                        San Francisco, California 94104
                                (415) 622-2091
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:

          Paul J. Polking                        Rodney R. Peck
          General Counsel                        Pillsbury Madison & Sutro LLP
          BankAmerica Corporation                P.O. Box 7880
          100 North Tryon Street                 San Francisco, CA 94120
          Charlotte, North Carolina 28255        (415) 983-1000
          (704) 386-5000

--------------------------------------------------------------------------------
                               October 22, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (CONTINUED ON FOLLOWING PAGE(S))

                              Page 1 of 13 Pages

------------------------------------------------------------------------------
  CUSIP NO. 055239-10-7
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
 1             PERSONS: BankAmerica Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
 2    INSTRUCTIONS)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC,OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             32,400,000 (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          32,400,000 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      32,400,000 (see Item 4)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
12    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      HC, CO
------------------------------------------------------------------------------

                              Page 2 of 13 Pages

------------------------------------------------------------------------------
  CUSIP NO. 055239-10-7
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
 1             PERSONS: Bank of America National Trust and Savings Association

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE
 2    INSTRUCTIONS)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             32,400,000 (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          32,400,000 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
11    EACH REPORTING PERSON

      32,400,000 (see Item 4)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
12    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      BK
------------------------------------------------------------------------------

                              Page 3 of 13 Pages

     This Schedule 13D is being filed jointly by Bank of America National Trust and Savings Association and BankAmerica Corporation, the successor issuer to NationsBank Corporation, a North Carolina corporation ("NationsBank"), under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Effective September 25, 1998, NationsBank was reincorporated from North Carolina to Delaware by forming a new, wholly-owned Delaware subsidiary named "NationsBank (DE) Corporation" ("NationsBank (DE)"), having no assets or liabilities other than nominal assets or liabilities, and merging NationsBank with and into NationsBank (DE) (the "Reincorporation Merger"), with NationsBank
(DE) as the surviving corporation in the Reincorporation Merger and being renamed "NationsBank Corporation." On September 30, 1998, BankAmerica Corporation, a Delaware corporation, was merged with and into NationsBank (DE) (the "Merger"), with NationsBank (DE) as the surviving corporation in the Merger. In connection with the Merger, NationsBank (DE) changed its name to "BankAmerica Corporation."


ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of BA Merchant Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One South Van Ness Avenue, San Francisco, California 94103.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Exchange Act: (i) BankAmerica Corporation, a Delaware corporation ("BankAmerica"); and (ii) Bank of America National Trust and Savings Association, a national trust and savings association and a wholly-owned subsidiary of BankAmerica ("Bank of America" and, together with BankAmerica, the "Reporting Persons").

     BankAmerica is a bank holding company whose subsidiaries provide a diversified range of banking and nonbanking financial products and services to individuals, businesses, government agencies and financial institutions throughout the U.S. and in selected international markets. The address of the principal business and principal office of BankAmerica is 100 North Tryon Street, Charlotte, North Carolina 28255. Bank of America is a national banking association engaged in the banking business, with a variety of subsidiaries engaged in various activities, including consumer and commercial banking, consumer and commercial finance, corporate and investment banking, commercial real estate lending, private banking and investment services and other financial services. The address of the principal business and principal office of Bank of America is 555 California Street, San Francisco, California 94104.

     Certain information required by this Item 2 concerning the directors and executive officers of BankAmerica and Bank of America is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     During the last five years, neither BankAmerica nor Bank of America nor, to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                              Page 4 of 13 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Except for the shares of the Issuer described in Item 5, neither Reporting Person has acquired any shares of the Issuer as of the date hereof. As indicated in Item 4, one or both of the Reporting Persons may in the future acquire additional shares of the Issuer. If undertaken, funds for such acquisitions may come from a variety of sources, including the working capital of one or both of the Reporting Persons, existing credit or borrowing facilities of the Reporting Persons or funds from newly issued indebtedness or other securities of one or both of the Reporting Persons or the proceeds thereof.


ITEM 4.   PURPOSE OF TRANSACTION.

     On October 22, 1998, at a meeting of the Board of Directors of the Issuer, representatives of Bank of America presented a proposal to the Board of Directors of the Issuer regarding the possible acquisition for cash of all of the outstanding shares of Class A Common Stock not currently owned by BankAmerica and its subsidiaries. Bank of America indicated at such meeting a willingness to acquire such shares at a cash price per share of $15.50. It is currently anticipated that such transaction would be structured as a merger. At such Board meeting, a Special Committee of the Board of Directors of the Issuer was formed, consisting of Messrs. Donald R. Dixon, William E. Fisher and Hatim Tyabji, who are members of the Board of Directors of the Issuer and unaffiliated with BankAmerica. The Special Committee is expected to promptly engage its own legal and financial advisors to review the matter. Consummation of such transaction would be subject to the approval of the Board of Directors and the stockholders of the Issuer and negotiation of a definitive agreement, as well as other customary conditions, including receipt of all necessary regulatory approvals. The Reporting Persons reserve the option to explore the possible acquisition of the shares of Class A Common Stock not currently held by Bank of America on a basis other than a merger, including by a tender offer or otherwise. Such acquisition could, if accomplished, result in the Reporting Persons owning all or substantially all of the equity interest in the Issuer and, ultimately, in a business combination with the Issuer. Following any such transaction, the Reporting Persons could determine to combine or transfer some or all of the operations or assets of the Issuer with those of, or to, other businesses conducted by the Reporting Persons. Any such actions the Reporting Persons might undertake will depend upon the Reporting Persons' review of numerous factors, including, among other things: the availability of shares of Class A Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations, competitive position and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management, Board of Directors and Special Committee of the Issuer; and other future developments. See Item 5.

     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Bank of America is the record owner of 32,400,000 shares of the Issuer's Class B Common Stock, which represented 100% of the Class B Common Stock outstanding at September 30, 1998. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock upon the occurrence of certain events, as described below. Bank of America is currently entitled to cause such conversion. Thus, Bank of America may be deemed for reporting purposes to beneficially own 32,400,000 shares of Class A Common Stock of the Issuer. Bank of America's ownership of Class B Common Stock represents approximately 66.6% of the outstanding Class A and Class B Common Stock of the Issuer and approximately 95.2% of the combined voting power of the two classes of common stock. Bank of America has the power to vote, direct the vote, dispose and direct the disposition of its Class B Common Stock. For reporting purposes, BankAmerica may be deemed the beneficial owner of the shares owned by Bank of America.

                              Page 5 of 13 Pages

     One share of Class B Common Stock is convertible into one share of Class A Common Stock under conditions set forth in the Issuer's Amended and Restated Certificate of Incorporation. Generally, Class B Common Stock is convertible into Class A Common Stock prior to a tax-free spin-off: a) at any time, at the holder's option; b) automatically, for any shares retained by BankAmerica or its subsidiaries after transfer of more than a 50% economic interest in the Common Stock in a single transaction to a person who is not an affiliate of BankAmerica (a "Class B Transferee"); c) automatically, upon transfer of a share to a person other than BankAmerica or its subsidiaries or a Class B Transferee or its subsidiaries; d) automatically, if shares owned by BankAmerica or its subsidiaries or a Class B Transferee or its subsidiaries in the aggregate constitute less than 30% of the economic ownership represented by the aggregate number of shares of Class A and Class B Common Stock then outstanding. Shares transferred to BankAmerica stockholders or to stockholders of a Class B Transferee in a tax-free spin-off do not convert upon such spin-off. After a tax-free spin-off, Class B shares automatically convert into Class A shares on the fifth anniversary of a tax-free spin-off, unless, prior to such tax-free spin-off, written advice of counsel is delivered to the Issuer to the effect that the conversion could adversely affect the ability to secure a tax-free ruling from the Internal Revenue Service, or the Service has adopted a non-ruling policy on tax-free spin-offs and the conversion could adversely affect the tax-free status of the distribution, in which case stockholders must approve the conversion (unless written advice of counsel is delivered to the Issuer to the effect that such stockholder vote could adversely affect the tax-free status of the distribution).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A:     Agreement as to Joint Filing of Schedule 13D, dated as of
                    October 30, 1998, between BankAmerica and Bank of America.

                              Page 6 of 13 Pages

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  October 30, 1998.

                                            BANKAMERICA CORPORATION



                                            By /s/ Charles P. Welch
                                               --------------------------------
                                               Charles P. Welch
                                               Senior Vice President





                                            BANK OF AMERICA NATIONAL TRUST AND
                                            SAVINGS ASSOCIATION



                                            By /s/ John E. Mack
                                               --------------------------------
                                               John E. Mack
                                               Senior Vice President

                              Page 7 of 13 Pages

                                  SCHEDULE A


                       Directors and Executive Officers


     The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Bank of America National Trust and Savings Association ("Bank of America"). Each such person is a citizen of the United States of America.

Directors

     Name                    Address                       Principal Occupation
     ----                    -------                       --------------------
Hugh L. McColl, Jr.          BankAmerica Corporation       Chairman and Chief Executive Officer
                             100 North Tryon Street
                             Charlotte, NC  28255

David A. Coulter             BankAmerica Corporation       President (through October 30, 1998)
                             555 California Street
                             San Francisco, CA  94104

James H. Hance, Jr.          BankAmerica Corporation       Vice Chairman and
                             100 North Tryon Street        Chief Financial Officer
                             Charlotte, NC  28255

Kenneth D. Lewis             BankAmerica Corporation       President, Consumer and
                             100 North Tryon Street        Commercial Banking
                             Charlotte, NC  28255

Michael J. Murray            BankAmerica Corporation       President, Global Corporate
                             555 California Street         and Investment Banking
                             San Francisco, CA  94104

Michael E. O'Neill           BankAmerica Corporation       President, Principal Investing
                             555 California Street         and Wealth Management
                             San Francisco, CA  94104

F. William Vandiver Jr.      BankAmerica Corporation       Corporate Risk Management Executive
                             100 North Tryon Street
                             Charlotte, NC  28255

                              Page 8 of 13 Pages

Executive Officers


     Name                    Address                       Principal Occupation
     ----                    -------                       --------------------
Hugh L. McColl, Jr.          BankAmerica Corporation       Chairman and Chief Executive Officer
                             100 North Tryon Street
                             Charlotte, NC  28255

David A. Coulter             BankAmerica Corporation       President (through October 30, 1998)
                             555 California Street
                             San Francisco, CA  94104

James H. Hance, Jr.          BankAmerica Corporation       Vice Chairman and
                             100 North Tryon Street        Chief Financial Officer
                             Charlotte, NC  28255

Kenneth D. Lewis             BankAmerica Corporation       President, Consumer and
                             100 North Tryon Street        Commercial Banking
                             Charlotte, NC  28255

Michael J. Murray            BankAmerica Corporation       President, Global Corporate
                             555 California Street         and Investment Banking
                             San Francisco, CA  94104

Michael E. O'Neill           BankAmerica Corporation       President, Principal Investing
                             555 California Street         and Wealth Management
                             San Francisco, CA  94104

F. William Vandiver, Jr.     BankAmerica Corporation       Corporate Risk Management
                             100 North Tryon Street        Executive
                             Charlotte, NC  28255

                              Page 9 of 13 Pages

     The following table sets forth the names, addresses and principal occupations of the directors and executive officers of BankAmerica Corporation ("BankAmerica"). Each such person is a citizen of the United States of America.




Directors

     Name               Address                            Principal Occupation
     ----               -------                            --------------------
Charles W. Coker        Post Office Box 160                Chairman, Sunoco Products Company
                        Hartsville, SC  29551-0160

David A. Coulter        BankAmerica Corporation            President, BankAmerica Corporation
                        555 California Street              (through October 30, 1998)
                        San Francisco, CA  94104

Timm Crull              c/o Hallmark Cards, Inc.           Retired Chairman, Nestle USA, Inc.
                        1024 E. Balboa Boulevard
                        Newport Beach, CA  92661

Alan T. Dickson         1000 Two First Union Center        Chairman of the Board,
                        Charlotte, NC  28282               Ruddick Corporation

Kathleen Feldstein      147 Clifton Street                 President, Economic Studies, Inc.
                        Belmont, MA  02178

Paul Fulton             First Stratford Building           Chairman and CEO, Bassett
                        101 S. Stratford Road              Furniture Industries, Inc.
                        Winston-Salem, NC  27104

Donald E. Guinn         Pacific Telesis Center             Chairman Emeritus, Pacific
                        130 Kearney Street                 Telesis Group
                        Room 3704
                        San Francisco, CA 94108

C. Ray Holman           Post Office Box 5840               Chairman and Chief Executive
                        St. Louis, MO 63134                Officer, Mallinckrodt Inc.

W.W. Johnson            BankAmerica Corporation            Chairman, Executive Committee,
                        100 North Tryon Street             BankAmerica Corporation
                        Charlotte, NC  28255

Walter Massey           Office of the President            President, Morehouse College
                        830 Westview Drive
                        Atlanta, GA  30314

                              Page 10 of 13 Pages

     Name                    Address                       Principal Occupation
     ----                    -------                       --------------------
Hugh L. McColl, Jr.          BankAmerica Corporation       Chairman and Chief Executive
                             100 North Tryon Street        Officer, BankAmerica Corporation
                             Charlotte, NC  28255

Richard M. Rosenberg         555 California Street         Retired Chairman and Chief Executive
                             5th Floor                     Officer, BankAmerica Corporation
                             San Francisco, CA  94104

O. Temple Sloan, Jr.         Post Office Box 26006         Chairman, General Parts Inc.
                             Raleigh, NC  27611

Meredith R. Spangler         668 Hempstead Place           Chairman, C.D. Spangler Foundation
                             Charlotte, NC 28207-2320

A. Michael Spence            Memorial Way, Room 140        Dean of Graduate School of Business,
                             Stanford, CA                  Stanford University

Ronald Townsend              Gannett Television            Communications Consultant
                             c/o WTLV-TV12
                             1070 East Adams Street
                             Jacksonville, FL 32202

Solomon Trujillo             1801 California Street        President and Chief Executive Officer,
                             52nd Floor                    US West Communications Group
                             Denver, CO  80202

Jackie M. Ward               5775 Peachtree-Dunwoody Rd    President and CEO, Computer
                             Building G, Fourth Floor      Generation Incorporated
                             Atlanta, GA  30342

Virgil R. Williams           Post Office Box 105106        Chairman and CEO, Williams
                             Atlanta, GA 30087             Group International, Inc.

Shirley Young                14-117 General Motors Bldg.   Vice President, General Motors
                             Detroit, MI 48202             Corporation

                              Page 11 of 13 Pages

Executive Officers

     Name                    Address                       Principal Occupation
     ----                    -------                       --------------------
Hugh L. McColl, Jr.          BankAmerica Corporation       Chairman and Chief Executive Officer
                             100 North Tryon Street
                             Charlotte, NC  28255

David A. Coulter             BankAmerica Corporation       President (through October 30, 1998)
                             555 California Street
                             San Francisco, CA  94104

James H. Hance, Jr.          BankAmerica Corporation       Vice Chairman and
                             100 North Tryon Street        Chief Financial Officer
                             Charlotte, NC  28255

Kenneth D. Lewis             BankAmerica Corporation       President, Consumer and
                             100 North Tryon Street        Commercial Banking
                             Charlotte, NC  28255

Michael J. Murray            BankAmerica Corporation       President, Global Corporate
                             555 California Street         and Investment Banking
                             San Francisco, CA  94104

Michael E. O'Neill           BankAmerica Corporation       President, Principal Investing
                             555 California Street         and Wealth Management
                             San Francisco, CA  94104

F. William Vandiver, Jr.     BankAmerica Corporation       Corporate Risk Management
                             100 North Tryon Street        Executive
                             Charlotte, NC  28255

                              Page 12 of 13 Pages